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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056
For the period ending October 31, 2002

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4
Attn: Marc Dagenais
Corporate Secretary
 (Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐                        Form 40-F ☒

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                        No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .]

LIST OF DOCUMENTS

1
Press release issued by Cambior Inc. on October 8, 2002 announcing a 21% increase in mineral reserves at Niobec; and

2
Press release issued by Cambior Inc. on October 22, 2002 reporting strong performance at its operations and net earnings of $4.0 million for the third quarter.

[CAMBIOR LOGO]

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 8, 2002

21% INCREASE IN MINERAL RESERVES AT NIOBEC

        Cambior Inc., co-owner of the Niobec mine located in the Saguenay Region of Québec, is pleased to announce a 21% increase in the mineral reserves since the beginning of 2002. The increase in the proven and probable mineral reserves is due to additional drilling results and an updated evaluation which took into account lower production costs and a higher mining recovery; this evaluation was supported by a rock mechanics study performed by independent experts. It is important to note that most of the additional reserves are in the proven category and more than 90% of the mineral reserves are located above the 1450-feet level and can be mined using the current underground infrastructure, thereby reducing the development expenditures required for their extraction.

        Proven and probable mineral reserves currently total 22 million tonnes at an average grade of 0.67% Nb2O5, compared to 18.2 million tonnes at an average grade of 0.68% Nb2O5 at the end of 2001.

	Mineral Reserves
	At June 30, 2002		At December 31, 2001
Niobec Mine 100%	Tonnes (000)	Average grade % Nb2O5	Tonnes (000)	Average grade % Nb2O5
Proven reserves	14,595	0.64	11,666	0.65

Probable reserves	7,371	0.71	6,490	0.72

Total:	21,966	0.67	18,156	0.68

        According to Mr. Louis P. Gignac, President and Chief Executive Officer of Cambior, "Since it began operating 26 years ago, the Niobec mine has had an excellent history of mineral reserve renewal. We are very happy with this significant increase in reserves and its positive impact on the mine life, which is now close to 18 years at the current mining rate. We are very confident that there is a high probability of expanding this deposit at depth".

Qualified Persons

        The mineral reserve estimates were evaluated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. Qualified persons responsible for the mineral reserve estimates are Denis Villeneuve, Geologist, Martin Lanctôt, Mining Engineer, and Steve Thivierge, Engineering Superintendent, both employed by the Niobec Mine.

        The Niobec mine is the only producer of ferroniobium in North America and the third largest producer in the world. The Niobec mine is jointly owned by Mazarin Inc. (50%) and Cambior (50%), who is responsible for the worldwide marketing of the ferroniobium. Ferroniobium is added to steel and various alloys to improve mechanical properties and corrosion resistance.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the Toronto Stock Exchange.

        This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2001 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the Amex.

For additional information, please contact:

CAMBIOR INC.
Investor Relations
Robert LaVallière
Manager
Tel.: (450) 677-0040, extension 3314
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2002-26

[CAMBIOR LOGO]

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 22, 2002
 All amounts are expressed in US dollars

CAMBIOR REPORTS STRONG PERFORMANCE AT ITS OPERATIONS AND NET EARNINGS OF
$4.0 MILLION FOR THE THIRD QUARTER

  •
  Net earnings of $4.0 million (3¢ per share)

  •
  Cash flow from operations of $9.0 million (6¢ per share)

  •
  Free cash flow of $2.8 million

  •
  Completion of the Rosebel feasibility study: a 43% increase in gold reserves

  •
  31% decrease in gold hedging commitments since the beginning of the year

  •
  21% increase in mineral reserves at Niobec

THIRD QUARTER FINANCIAL RESULTS

        Cambior is pleased to report third quarter net earnings of $4.0 million (3¢ per share) compared to a loss of $8.5 million (9¢ per share) for the corresponding quarter last year, as a result of the excellent performance at its operations and a higher realized gold price.

        Revenues were $52.6 million, slightly higher than the corresponding quarter in 2001, and the operating margin (EBITDA(1)) was $11.2 million, compared to $9.9 million in the third quarter of 2001.

(1)
EBITDA: Earnings before interest, taxes, depreciation and amortization and unrealized non-hedge derivative losses and other.

        Cash flow from operating activities was $9.0 million (6¢ per share). No cash flow was recognized for the delivery of gold under the terms of the Prepaid Gold Forward Sale Agreement as the full proceeds thereof were received on January 12, 2001. If the value of gold delivered was included, adjusted cash flow from operating activities would have been $12.1 million (8¢ per share) compared to $4.4 million (5¢ per share) for the corresponding quarter of 2001. For the third quarter, the Company generated $2.8 million of free cash flow and had, at the end of the quarter, $35 million of cash and cash equivalents.

FIRST NINE MONTHS FINANCIAL RESULTS

        Revenues for the first nine months of 2002 totalled $150.8 million compared to $145.8 million for the same period in 2001. EBITDA for the first nine months was $29.5 million compared to $25.8 million for the corresponding period of 2001. The improvement in 2002 resulted mainly from an increase of $18 per ounce in the realized price of gold.

        Cash flow from operating activities amounted to $18.3 million and, if the value of gold delivered under the Prepaid Gold Forward Sale Agreement was included, adjusted cash flow from operating activities would have been $27.5 million (20¢ per share) compared to $24.1 million (27¢ per share) for the corresponding period of 2001. The 2001 amount excludes the receipt of the $55.0 million of proceeds from the Prepaid Gold Forward Sale Agreement.

        For the first nine months of the year, earnings, prior to the non-cash adjustment in the valuation of non-hedge derivative instruments, were $5.3 million (4¢ per share) compared to a loss of $7.1 million (8¢ per share) for the first nine months of 2001. Including this unrealized adjustment, the Company incurred a net loss of $9.5 million (7¢ per share) compared to a net loss of $20.3 million (22¢ per share) in the corresponding period of 2001.

PRODUCTION HIGHLIGHTS

        For the third quarter of 2002, gold production totalled 149,700 ounces at a mine operating cost of $216 per ounce, due to the excellent performance of the Omai mine during the quarter, slightly higher than the 148,900 ounces produced in the third quarter of 2001 at a cost of $215 per ounce. Niobium sales in the third quarter were 371 tonnes compared to 329 tonnes for the third quarter of 2001.

        Gold production for the first nine months of 2002 totalled 435,800 ounces at a mine operating cost of $218 per ounce, compared to 454,200 ounces produced in the same period last year at a cost of $218 an ounce. The lower production is mainly due to a decrease at the Omai mine, which had been anticipated in the mining plan.

	Third Quarter ended September 30,		Nine Months ended September 30,
Production Highlights Cambior's share
	2002	2001	2002	2001
(Ounces @ mine operating costs ($/oz))
Omai	90,100 @ $210	88,600 @ $216	245,600 @ $216	263,200 @ $220
Doyon Division	52,100 @ $224	52,400 @ $214	165,300 @ $222	166,700 @ $217
Sleeping Giant (50%)	7,500 @ $227	7,900 @ $217	24,900 @ $213	24,300 @ $208

Total	149,700 @ $216	148,900 @ $215	435,800 @ $218	454,200 @ $218

Niobium sales (tonnes Nb) (50%)	371	329	1,217	1,026

        The Omai mine produced 90,100 ounces, exceeding the 2002 budgeted mine plan and the production from the corresponding quarter in 2001. This strong performance is mainly attributable to the higher grade processed. Despite higher fuel costs, the mine operating cost was $210 per ounce, a 3% improvement over the cost achieved for the corresponding period of 2001. The Omai mine is expected to exceed its 2002 budgeted target of 285,000 ounces of gold by more than 20,000 ounces.

        The Doyon Division produced 52,100 ounces of gold at a mine operating cost of $224 per ounce. The Division processed 308,400 tonnes at an average grade of 5.5 g Au/t from the underground mines and 18,400 tonnes at a grade of 1.0 g Au/t from the low grade stockpile. For the first nine months of 2002, the Doyon Division produced 165,300 ounces of gold at a mine operating cost of $222 an ounce compared to 166,700 ounces for the same period of 2001 at a cost of $217 an ounce.

        During the quarter, Cambior's share of gold production from the Sleeping Giant mine totalled 7,500 ounces at a mine operating cost of $227 per ounce compared to 7,900 ounces at a cost of $217 per ounce during the third quarter of 2001. Drilling confirmed the southern extension of Zone 8 (150 meters laterally) and the potential of a new economic structure on the 785 level. A shaft deepening program is being considered at Sleeping Giant to allow access to resources at depth and to establish new drilling bases to explore for extensions to known mineralized lenses, in particular Zone 8. A feasibility study for the development of the lower portion of the deposit will be completed in the fourth quarter.

        During the third quarter, Cambior's share of niobium sales from the Niobec mine totalled 371 tonnes compared to 329 tonnes sold for the third quarter of 2001. The Company and its joint venture partner also announced a 21% increase in proven and probable mineral reserves from those identified at December 31, 2001, which will extend the mine life to 18 years at the current mining rate. Mineral reserves are estimated at 22 million tonnes at an average grade of 0.67% Nb2O5.

FINANCIAL HIGHLIGHTS

Gold Market and Revenues

        The third quarter of 2002 featured continued improvement in the market price of gold with a closing price of $324 per ounce, an increase of $5/oz over the closing price at June 30, 2002. This improvement is due to several factors, including the recent weakness in the U.S. dollar, the erosion of investor confidence following the wave of accounting/financial problems, and the geo-political tensions and continued conflicts between Iraq and

2

the United States. During the quarter, gold averaged $314 per ounce, up slightly compared to the average price of gold in the second quarter of 2002. The Company remains positive on the future price of gold.

        During the third quarter, the Company realized an accounting price of $315 per ounce compared to an average market price of $314 per ounce of gold. For the first nine months of 2002, the Company realized an accounting price of $305 per ounce compared to an average market price of $306 per ounce of gold.

Reduction in Hedge Book

        In compliance with its lending agreements, the Company maintains a Revenue Protection Program. A decrease in the minimum required protection from 70% to 35% of production until the end of 2005 was negotiated effective in mid-June.

        In line with the lower hedging requirements and the Company's positive outlook on gold, the Company has reduced its hedge commitments by 31% since the beginning of the year through:

  •
  deliveries against existing hedges from production of gold;

  •
  restructuring of 434,000 ounces of commitments under variable volume forward sales agreements into 227,000 ounces under fixed forward sales, thereby simplifying the hedge book and reducing the mark-to-market adjustment on optionalities; and

  •
  the buying back of positions.

        The valuation of the mark-to-market value of the outstanding non-hedge derivative positions (optionalities) as of September 30, 2002, resulted in a gain of $0.8 million for the quarter and a cumulative negative adjustment of $14.3 million for the year to date.

        At September 30, 2002, the Company had gold commitments of 1,306,000 ounces at an average price of $299 per ounce. The Company intends to further reduce this commitment to one million ounces by year-end.

Capital Expenditures

        Capital expenditures for the third quarter of 2002 totalled $6.4 million compared to $5.2 million for the corresponding quarter in 2001. Capital expenditures for the first nine months of 2002 totalled $22.9 million including $7.7 million on the Rosebel project.

EXPLORATION AND BUSINESS DEVELOPMENT

Completion of Rosebel feasibility study and move towards construction

        During the third quarter, the Company completed a feasibility study for the Rosebel gold project located in Suriname. This study outlined a significant increase in mineral reserves on the Rosebel property. Probable mineral reserves, based on a long-term gold price of $300 per ounce, presently stand at 36.9 million tonnes grading 1.63 g Au/t, representing 1.93 million ounces of gold contained, a 43% increase over the soft rock scenario in the pre-feasibility study of December 2000. The increase is mainly due to the decision to add a crushing and grinding circuit, and the addition of transition and hard rock material in the final feasibility study. Total measured and indicated resources presently stand at 68 million tonnes at a grade of 1.5 g Au/t, representing 3.2 million ounces contained. In accordance with National Instrument No. 43-101 for mining projects, a detailed technical report was filed at the end of this quarter on the SEDAR website at www.sedar.com.

        Construction costs are estimated at $95 million. Construction release is targeted for the fourth quarter of 2002, following the securing of necessary financing and subscription to foreign investment insurance. Commercial production from the Rosebel project is expected to start in early 2004. The project should generate average annual gold production of 220,000 ounces at an average mine operating cost of $187 per ounce over a period of eight years based on current mineral reserves.

        The feasibility study and an Environmental Impact Assessment were tabled with the Government of Suriname in order to obtain the required approvals and permits to begin construction. Discussions are ongoing with lenders to secure the necessary financing for construction and development of the project and for

3

subscription to foreign investment insurance. It is the Company's intention to finance the project by increasing its debt facility by $43 million with the remaining portion coming from available cash resources and operating cash flows.

Increasing Value at its Operating Mines

        The Company is aiming to increase the value of its operating mines through onsite exploration. The Doyon mine resumed intensive exploration activities below level 12 during the third quarter. Drilling completed in the main structure and in the eastern portion of the intrusive showed excellent potential for additional mineral reserves. Development drilling between levels 8 and 12 established probable mineral reserves in those sectors. Ongoing surface drilling occurred on the Westwood-Warrenmac area located on the eastern portion of the Doyon property, as well as on properties to the west of Doyon. At the Sleeping Giant and Mouska mines, mine deepening programs are being evaluated to allow mining of known lenses at depth.

Building Asset Base

        Fieldwork continued on both the Omai River and Quartz Hill Prospecting Licences adjacent to the Omai property. Highly anomalous gold values from stream sediment sampling were identified and a drilling program to test these anomalies began in October.

        Cambior will initiate a 3,000-meter drilling campaign on two wholly-owned gold targets in the La Granja area in Peru during the fourth quarter. It is also anticipated that a drilling program will commence in the fourth quarter on the best targets identified to date by the Cambior-Codelco joint-venture in Peru.

        The Company is also continuing to evaluate various investment opportunities in the Americas to build on its current operating base.

OUTLOOK

        Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "We are pleased with the performance of our operations during the third quarter and our steady progress in improving our asset base. We are continuing to execute our corporate strategy outlined last year. We remain focussed on reducing our gold hedging commitments to benefit from the improving gold market and on developing our asset base to provide our shareholders with improving returns".

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

        This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2001 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the AMEX.

For additional information, please contact:
 CAMBIOR INC.
Investor Relations
Robert LaVallière
Manager
Tel: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com — Website: www.cambior.com
PR-2002-27

4

CAMBIOR INC.
HIGHLIGHTS
ALL AMOUNTS IN US DOLLARS
(unaudited)

	Third Quarter ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
RESULTS (in millions of $)
Total revenues	52.6	48.4	150.8	145.8
EBITDA(1)	11.2	9.9	29.5	25.8
Cash flows from operating activities	9.0	1.3	18.3	76.1
Adjusted cash flows from operating activities(2)	12.1	4.4	27.5	24.1
Earnings (Loss) before the undernoted items	3.2	(0.3)	5.3	(7.1)
Non-hedge derivative gains (losses) and other	0.8	(8.2)	(14.8)	(13.2)

Net earnings (loss)	4.0	(8.5)	(9.5)	(20.3)

PER SHARE ($)
EBITDA(1)	0.07	0.11	0.22	0.29
Cash flows from operating activities	0.06	0.01	0.14	0.84
Adjusted cash flows from operating activities(2)	0.08	0.05	0.20	0.27
Earnings (Loss) before the undernoted items	0.02	—	0.04	(0.08)
Non-hedge derivative gains (losses) and other	0.01	(0.09)	(0.11)	(0.14)

Net earnings (loss)	0.03	(0.09)	(0.07)	(0.22)
Weighted average number of common shares outstanding (in millions)	154.7	91.6	134.5	90.3

GOLD
Number of ounces produced (000)	150	149	436	454
Number of ounces sold (000)	145	146	438	470
Accounting realized price ($ per ounce)	315	293	305	287
Average market price ($ per ounce)	314	274	306	269
Mine operating costs ($ per ounce)	216	215	218	218

NIOBIUM
Sales of ferroniobium (tonnes Nb)	371	329	1,217	1,026

FINANCIAL POSITION (in millions of $)	September 30, 2002	December 31, 2001
Cash and cash equivalents	35	15
Total assets	267	252
Total debt	26	51
Deferred revenue	40	49
Shareholders' equity	156	112

(1)
Earnings before interest, taxes, depreciation and amortization and non-hedge derivative losses and other. (Note 13 of the notes to the consolidated financial statements).

(2)
Cash flows from operating activities are presented without the deferred revenue. (Note 14 of the notes to the consolidated financial statements).

CAMBIOR INC.
GOLD PRODUCTION STATISTICS
(unaudited)

	Third Quarter ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
Omai (100%)
Production (ounces)	90,100	88,600	245,600	263,200
Tonnage milled (t)	1,924,600	1,994,000	5,791,000	5,889,400
Grade milled (g Au/t)	1.58	1.48	1.43	1.50
Recovery (%)	92	93	92	93
Mine operating costs ($ per tonne milled)	10	10	9	10
Mine operating costs ($ per ounce)	210	216	216	220
Depreciation ($ per ounce)	39	52	40	53

Doyon Division(1)
Production (ounces)	52,100	52,400	165,300	166,700
Tonnage milled (t)
Underground mines	308,400	272,000	941,300	872,500
Low grade stockpile	18,400	65,400	38,500	131,500

Total	326,800	337,400	979,800	1,004,000
Grade milled (g Au/t)
Underground mines	5.5	6.1	5.7	6.1
Low grade stockpile	1.0	1.0	1.0	1.0

Average	5.2	5.1	5.5	5.4
Recovery (%)	96	95	95	95
Mine operating costs ($ per tonne milled)	36	33	37	36
Mine operating costs ($ per ounce)	224	214	222	217
Depreciation ($ per ounce)	65	70	64	68

Sleeping Giant (50%)
Production (ounces)	7,500	7,900	24,900	24,300
Tonnage milled (t)	22,400	25,800	77,300	79,800
Grade milled (g Au/t)	10.7	9.9	10.3	9.8
Recovery (%)	97	97	97	97
Mine operating costs ($ per tonne milled)	76	66	69	63
Mine operating costs ($ per ounce)	227	217	213	208
Depreciation ($ per ounce)	50	57	46	54

TOTAL GOLD PRODUCTION (ounces)	149,700	148,900	435,800	454,200
MINE OPERATING COSTS ($ per ounce)	216	215	218	218

CONSOLIDATED GOLD PRODUCTION COSTS ($ per ounce)
Direct mining costs	212	227	223	229
Deferred stripping costs	3	(11)	(6)	(11)
Refining and transportation	2	2	2	2
By-product credits	(1)	(3)	(1)	(2)

Mine operating costs	216	215	218	218
Royalties	10	8	10	8

Total cash costs	226	223	228	226
Depreciation	49	57	49	58
Reclamation	3	3	3	3

Total production costs	278	283	280	287

(1)
Includes the Doyon and Mouska mines.

THIRD QUARTER 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following discussion and analysis should be read in conjunction with the Management's Discussion and Analysis (MD&A) for the year ended December 31, 2001, the Company's annual audited consolidated financial statements, the notes relating thereto and the quarterly financial statements and notes contained in this report.

        Highlights for the period are:

  •
  Net profit of $4.0 million (3¢ per share);

  •
  Cash flow from operations of $9.0 million and free cash flow generated of $2.8 million;

  •
  Completion of Rosebel feasibility study and increased ore reserves; and

  •
  Significant reduction in gold hedging commitment.

CONSOLIDATED OPERATIONS

        Cambior generated revenues of $52.6 million from the sale of 145,000 ounces of gold and from niobium operations, compared to $48.4 million in the corresponding period in 2001. The higher revenues in 2002 were mainly attributable to higher realized prices for its gold output.

        During the third quarter of 2002, Cambior realized a profit, prior to adjustments for non-hedge derivative losses, of $3.2 million compared to a loss of $0.3 million during the third quarter of 2001. Non-cash accounting adjustments due to a non-hedge derivative gain totaling $0.8 million resulted in net earnings of $4.0 million ($0.03 per share) (see Revenue Protection Program) compared to a net loss of $8.5 million ($0.09 per share) for the corresponding period in 2001.

        For the first nine months of 2002, revenues totaled $150.8 million compared to $145.8 million for the corresponding period of 2001. EBITDA was $29.5 million as compared to $25.8 million for the corresponding period of 2001.

        During the nine months of 2002, Cambior realized a profit, prior to adjustments for non-hedge derivative losses, of $5.3 million compared to a loss of $7.1 million during the first nine months of 2001. Non-cash accounting adjustments due to non-hedge derivative losses of $14.8 million resulted in a net loss of $9.5 million ($0.07 per share) compared to a net loss of $20.3 million ($0.22 per share) for the corresponding period in 2001.

EXPENSES

        Mine operating costs in the third quarter of 2002 totaled $38.5 million compared to $36.9 million incurred during the corresponding quarter of 2001. In terms of costs per ounce, mine operating costs were $216 per ounce during the third quarter of 2002, similar to the unit cost incurred in the corresponding quarter of 2001. Mine operating costs in the first nine months of 2002 totaled $113.7 million ($218 per ounce), compared to $115.3 million ($218 per ounce) incurred during the corresponding period of 2001. The operating statistics for the gold operations are as follows:

	Third Quarter ended September 30,				Nine months ended September 30,
	2002		2001		2002		2001
	Ounces	Mine operating costs ($/ounce)	Ounces	Mine operating costs ($/ounce)	Ounces	Mine operating costs ($/ounce)	Ounces	Mine operating costs ($/ounce)
Omai mine	90,100	210	88,600	216	245,600	216	263,200	220
Doyon Division	52,100	224	52,400	214	165,300	222	166,700	217
Sleeping Giant mine (50%)	7,500	227	7,900	217	24,900	213	24,300	208

	149,700	216	148,900	215	435,800	218	454,200	218

        Depreciation, depletion and amortization amounted to $7.6 million for the third quarter of 2002 compared to $8.9 million in the corresponding quarter of 2001 and amounted to $22.5 million for the first nine months of 2002 compared to $28.0 million in the corresponding period of 2001.

        The decrease in financial expenses from $1.2 million in the third quarter of 2001 to $0.9 million during the third quarter of 2002 is attributable to the debt reduction and lower interest rates. Financial expenses totaled $2.1 million during the first nine months of 2002 compared to $4.6 million during the first nine months of 2001.

        Benefiting from significant tax pools and losses, the Company is not subject to tax on its earnings. The Company is, however, liable for capital taxes and taxes on large corporations in Canada.

REVENUE PROTECTION PROGRAM AND GOLD MARKET

        The Company is required to maintain a Revenue Protection Program under the terms of the 2001 Credit Facility. This program ensures that adequate cash flows are generated to meet the Company's financial obligations.

        During the third quarter of 2002, the Company recorded a realized price of $315 per ounce of gold sold compared to a market price of $314 per ounce. During the same period last year, the Company realized a price of $293 per ounce of gold sold compared to a market price of $274 per ounce.

        The Company obtains an independent valuation of its portfolio of gold commitments for each reporting period. This market valuation is based on the market price, the rate of interest, the gold lease rate and volatility. The transactions for which the quantity, price and timing of delivery are fixed (forwards and prepaid gold forwards), are accounted for under the hedge accounting method. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) are treated as "non-hedge derivatives" and the variation in their mark-to-market valuations is included in the Consolidated Statement of Operations. The variation in these valuations can be significant and can impact materially on the earnings from one end of period to another. Because the Company has decided to minimize the use of optionalities, accounting adjustments caused by the mark-to-market fluctuations of optionalities are expected to have no impact on earnings after 2004. In June 2002, Cambior modified its credit facility agreement with its lenders, whereby the requirement to hedge was reduced from 70% to 35% of production from its existing gold mines until 2005. In July 2002, following that modification, the Company reduced its hedging commitments and all of its variable volume forward (VVF) commitments were converted into fixed forward positions. The elimination of the VVF and the reduction of call options in June will reduce the quarterly fluctuation of the mark-to-market value of the non-hedge derivative instruments, which has affected Cambior's results over the past year.

        At September 30, 2002, the Company had gold commitments under these optional instruments of 190,000 ounces at an average price of $300 per ounce, which represents a decline of 73% during the third quarter of 2002. Due to this reduction in the number of optionalities and, despite an increase in the closing price of gold from $319 per ounce at the end of June 2002 to $324 per ounce at the end of September 2002, the mark-to-market value of these non-hedge derivatives has been increased by $2.9 million. In accordance with the accounting guidelines, the Company recognizes, in mining operations revenues, the reversal of the unrealized losses related to the call options and VVF converted into fixed forward, when the gold is delivered on these new forward contracts.

        At September 30, 2002, the Company had minimum delivery obligations of 1,116,000 ounces at a price of $299 per ounce and total commitments of 1,306,000 ounces at a price of $299 per ounce. These commitments include the optionalities described above.

        The estimated mark-to-market position of the Company's total commitments is summarized as follows:

	September 30, 2002	June 30, 2002	December 31, 2001	September 30, 2001	June 30, 2001	December 31, 2000
Closing gold market price ($/oz)	324	319	277	293	271	273

Mark-to-market value of hedge derivatives and prepaid gold forward instruments (M$)	(32.8)	(38.0)	(1.0)	(14.3)	(2.1)	0.7
Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet (M$)	(4.5)	(7.4)	5.3	(7.2)	1.0	6.1

Estimated mark-to-market value — Revenue protection program (M$)	(37.3)	(45.4)	4.3	(21.5)	(1.1)	6.8

	Third Quarter ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
Impact on earnings of non-hedge derivative instruments (M$)
Mark-to-market value at the end of period	(4.5)	(7.2)	(4.5)	(7.2)
Mark-to-market value at the beginning of period	(7.4)	1.0	5.3	6.1

Non-hedge derivative gains (losses) related to the variation on non-hedge derivatives instruments	2.9	(8.2)	(9.9)	(13.2)
Deferred non-hedge derivative losses related to the conversion of call options and VVF into forward instruments	(2.1)	—	(4.4)	—

Total non-hedge derivative gains (losses)	0.8	(8.2)	(14.3)	(13.2)

        The negative $4.5 million mark-to-market value recognized on the balance sheet will fluctuate in accordance with market conditions for the price of gold, volatility, interest rates and optionalities expiring at each end of period. The Company will minimize the use of these instruments in the future and their effect on earnings will be completed by the end of 2004. The expiry schedule of the call options is 40% in 2002, 6% in 2003 and 54% in 2004.

CASH FLOW FROM OPERATING ACTIVITIES

        During the third quarter of 2002, cash flow from operations was $9.0 million, an increase of $7.7 million from the corresponding period last year as a result of higher sales and the positive impact from the changes in non-cash working capital items.

        For the first nine months of 2002, cash flow from operating activities was $18.3 million compared to $76.1 million in the same period of 2001. The difference is mainly due to the receipt of the $55.0 million proceeds from the Prepaid Gold Forward Agreement (deferred revenue) in 2001, and the non-cash delivery of $9.2 million in gold in 2002 compared to $3.1 million in 2001.

INVESTMENTS

        Investing activities for the third quarter of 2002 totaled $6.4 million compared to $5.2 million for the same period last year. In 2002, investments were principally for the Doyon Division, Omai mine and Rosebel project. Investing activities for the first nine months of 2002 totaled $22.9 million compared to $15.0 million in the same period in 2001. During the third quarter of 2001, the Company sold its interest in the El Pachon project.

(in millions of $)	Third Quarter ended September 30, 2002	Nine months ended September 30, 2002
Doyon	1.7	5.8
Omai	0.8	4.0
Rosebel	1.5	7.7
Others	2.4	5.4

Total	6.4	22.9

Rosebel project

        During the year, Cambior completed the acquisition of the remaining 50% interest in Rosebel from Golden Star Resources Ltd. The transaction was completed during the second quarter and Cambior disbursed the $2.0 million balance on the initial acquisition price payment. A payment of $3.0 million was made during the first quarter of 2002. A long-term debt of $2.6 million was accounted for which represents the discounted amount of the three instalments of $1.0 million each to be paid no later than May 2004, May 2005 and May 2006 respectively.

        On August 29, 2002, Cambior announced the completion of a feasibility study for the Rosebel open pit gold project located in Suriname. Highlights of the study include:

  •
  Probable mineral reserves: 37 million tonnes grading 1.63 g Au/t;

  •
  Gold contained: 1.93 million ounces;

  •
  Average annual gold production: 220,000 ounces;

  •
  Average mine operating cost: $187 per ounce;

  •
  Current projected mine life: 8 years;

  •
  Initial capital costs: $95 million;

  •
  Construction period: 14 months;

  •
  Internal rate of return: 12% using a long-term gold price of $300 per ounce.

        The feasibility study, on the basis of current mineral reserves, along with the Environmental Impact Study (EIS) have been submitted to the Government of Suriname to obtain the required approvals to begin construction during the fourth quarter of 2002. Construction release is subject to:

  •
  Obtaining the right of exploitation to the Rosebel property from the Government of Suriname;

  •
  Finalizing the amendments to the Mineral Agreement;

  •
  Securing the necessary financing for construction and development of the project; and

  •
  Subscribing to foreign investment insurance.

        The Company intends to finance the construction and development of the Rosebel Project from available cash resources, operating cash flows from its mining operations and additional bank borrowings of $43 million. Discussions are ongoing with its lenders and political risk underwriters to secure the necessary funding to proceed with the Project. The Company anticipates construction release for the Project during the fourth quarter.

FINANCING ACTIVITIES

Issuance of shares and warrants

2002 (in millions of $)	First Quarter	Second Quarter	Third Quarter	Total
Issuance of shares
– Public offering	17.3	38.6	—	55.9
– Exercise of warrants	—	0.6	—	0.6
– Issuance of flow-through shares	—	—	0.2	0.2

	17.3	39.2	0.2	56.7

        During the first quarter of 2002, Cambior completed a private placement for gross proceeds of $17.3 million (Cdn $27.8 million). The financing included the sale of 21,346,154 special warrants at $0.81 (Cdn $1.30) per special warrant, each special warrant was exercised into one common share and one-half warrant. Each whole warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at approximately $0.3 million, to purchase 1,067,308 units (one share and one-half warrant) at Cdn $1.30 each.

        During the second quarter of 2002, Cambior completed a public offering for gross proceeds of $38.6 million (Cdn $60.0 million), of 27,272,728 units at $1.42 (Cdn $2.20) per unit, each unit consisting of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitles its holder to acquire one common share at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at approximately $0.6 million, to purchase 1,363,636 additional units at Cdn $2.20 each. Some 1,110,731 additional common shares were issued following the exercise of warrants for total proceeds of $0.6 million (Cdn $1.0 million).

        During the third quarter of 2002, Cambior issued 129,455 common shares following the flow-through financing at a price of Cdn $2.79 per share for total proceeds of $0.2 million (Cdn $0.4 million). The proceeds was applied to exploration activities on Canadian projects.

Reduction of financial obligations

2002 (in millions of $)	First Quarter	Second Quarter	Third Quarter	Total
Reduction of financial obligations
– Reimbursement of the long-term debt	(8.6)	(19.3)	—	(27.9)
– Delivery of gold on the prepaid forward	(3.1)	(3.0)	(3.1)	(9.2)

	(11.7)	(22.3)	(3.1)	(37.1)

        In March 2002, Cambior reimbursed $7.3 million under its revolving loan facility and $1.3 million under its term loan facility.

        During the second quarter of 2002, as per the Cdn $60.0 million public offering agreement, a minimum of 50% of the gross proceeds thereof had to be used by the Company to repay outstanding indebtedness. Consequently, an amount of $19.3 million was used to repay outstanding debt under its 2001 Credit facility. In connection with such repayment, the credit facility agreement was amended to provide for a new schedule of payments for the term loan's outstanding balance, with $3.4 million quarterly payments commencing June 2003 to September 2004 and a residual payment of $2.0 million on December 31, 2004.

        At September 30, 2002, the Company had $10.0 million available under its revolving facility due at December 31, 2005.

        During the first nine months of 2002, Cambior also reduced its financial obligations by $9.2 million by delivering 38,940 ounces of gold (12,980 ounces of gold each quarter) valued at $235 per ounce pursuant to its prepaid gold forward sale agreement.

NON-GAAP MEASURES

        We have included a measure of earnings before interest, taxes, depreciation and amortization and unrealized non-hedge derivative losses ("EBITDA"), earnings before non-hedge derivative losses and adjusted cash flows from operating activities, because we believe that this information will assist investors' understanding of the level of our operational earnings and to assess our performance in 2002 compared to the prior year. We believe that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliations of these non-GAAP performance measures are presented in notes 13 and 14 of the interim consolidated financial statements.

RISKS

        By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. While the Company assesses and minimizes these risks by applying high operating standards, including the careful managing and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits and the purchase of insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

CAMBIOR INC.
CONSOLIDATED OPERATIONS
(in thousands of US dollars)
(unaudited)

	Third Quarter ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	$	$	$	$
REVENUES
Mining operations	52,501	48,368	150,538	145,159
Investments and other income	130	66	311	683

	52,631	48,434	150,849	145,842

EXPENSES
Mining operations	38,510	36,948	113,724	115,329
Depreciation, depletion and amortization	7,601	8,917	22,458	28,028
Exploration and business development	1,157	607	3,160	1,557
General and administrative	1,188	999	3,842	3,179
Financial expenses	906	1,175	2,067	4,640

	49,362	48,646	145,251	152,733

Earnings (Loss) before the undernoted items	3,269	(212)	5,598	(6,891)
Non-hedge derivative gains (losses) and other	832	(8,182)	(14,798)	(13,219)
Income and mining taxes	(88)	(101)	(309)	(195)

Net earnings (loss)	4,013	(8,495)	(9,509)	(20,305)

Basic net earnings (loss) per share (in dollars)	0.03	(0.09)	(0.07)	(0.22)

Diluted net earnings (loss) per share (in dollars)	0.02	(0.09)	(0.07)	(0.22)

Weighted average number of common shares outstanding (in thousands)	154,738	91,586	134,462	90,303

Diluted weighted average number of common shares outstanding (in thousands) (Note 12)	163,223	91,586	134,462	90,303

CONSOLIDATED CONTRIBUTED SURPLUS
(in thousands of US dollars)
(unaudited)

	Third Quarter Ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	$	$	$	$
Balance, beginning	—	23,047	23,047	23,047
Transfer to deficit (Note 7)	—	—	(23,047)	—

Balance, ending	—	23,047	—	23,047

CONSOLIDATED DEFICIT
(in thousands of US dollars)
(unaudited)

	Third Quarter Ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	$	$	$	$
Balance, beginning	(112,894)	(121,274)	(117,876)	(109,374)
Net earnings (loss)	4,013	(8,495)	(9,509)	(20,305)
Share and warrants issue expenses, net of income taxes	(23)	(56)	(4,566)	(146)
Transfer from contributed surplus (Note 7)	—	—	23,047	—

Balance, ending	(108,904)	(129,825)	(108,904)	(129,825)

CAMBIOR INC.
CONSOLIDATED CASH FLOWS
(in thousands of US dollars)
(unaudited)

	Third Quarter ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	4,013	(8,495)	(9,509)	(20,305)
Deferred revenue (Note 5)	—	—	—	55,000
Non-cash items:
Depreciation, depletion and amortization	7,601	8,917	22,458	28,028
Amortization of deferred stripping costs	1,366	—	1,366	—
Deferred gains	(1,769)	(2,491)	(2,647)	(1,162)
Deferred revenue — Delivery of gold on the prepaid forward (Note 5)	(3,056)	(3,055)	(9,167)	(3,055)
Future income and mining taxes	—	27	—	—
Non-hedge derivative losses (gains) and other	(832)	8,182	14,798	13,219
Provision for environmental obligations	461	421	1,403	1,235
Other	99	108	232	375

	7,883	3,614	18,934	73,335
Changes in non-cash working capital items	1,164	(2,286)	(587)	2,741

Cash flows from operating activities	9,047	1,328	18,347	76,076

INVESTING ACTIVITIES
Investments	(1,153)	—	(2,405)	841
Property, plant and equipment	(5,229)	(5,242)	(20,466)	(15,860)
Discontinued operations	—	12,652	—	12,138

Cash flows from (used in) investing activities	(6,382)	7,410	(22,871)	(2,881)

FINANCING ACTIVITIES
Long-term debt — Borrowings	—	—	—	63,575
Long-term debt — Repayments	(36)	(11,737)	(27,939)	(132,007)
Deferred charges	—	—	—	(2,085)
Shares and warrants issued net of issue expenses	213	464	53,114	374

Cash flows from (used in) financing activities	177	(11,273)	25,175	(70,143)

Effect of changes in the exchange rate on cash held in foreign currency	(43)	143	(8)	564

Net increase (decrease) in cash and cash equivalents	2,799	(2,392)	20,643	3,616
Cash and cash equivalents, beginning of period	32,430	9,556	14,586	3,548

Cash and cash equivalents, end of period	35,229	7,164	35,229	7,164

CAMBIOR INC.
CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

	September 30, 2002	December 31, 2001
	$ (unaudited)	$ (audited)
ASSETS
Current assets
Cash and cash equivalents	35,229	14,586
Accounts receivable	2,712	3,134
Settlements receivable	2,388	2,471
Production inventories	7,007	8,001
Supplies inventory and prepaid expenses	18,502	19,185

	65,838	47,377
Investments (Note 3)	4,337	1,934
Property, plant and equipment	194,735	194,683
Deferred charges	1,987	2,448
Fair-value of non-hedge derivatives (Note 8)	—	5,330

	266,897	251,772

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	20,096	22,609
Current portion of long-term debt	6,947	5,147
Current portion of deferred revenue	12,222	12,222
Current portion of deferred gains	3,872	3,661

	43,137	43,639
Long-term debt (Note 4)	18,816	45,930
Deferred revenue (Note 5)	27,500	36,667
Deferred gains	2,033	498
Provision for environmental obligations and other	14,836	13,505
Fair-value of non-hedge derivatives (Note 8)	4,533	—

	110,855	140,239

SHAREHOLDERS' EQUITY
Capital stock (Note 6)	284,407	226,727
Contributed surplus (Note 7)	—	23,047
Deficit	(108,904)	(117,876)
Cumulative translation adjustment	(19,461)	(20,365)

	156,042	111,533

	266,897	251,772

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

        The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. They are consistent, except for the change described in note 2, with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2001.

        The preparation of the interim consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

        In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

2.    CHANGE IN ACCOUNTING POLICY

        On January 1, 2002, the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has adopted the latter alternative treatment. The supplementary information required by this new Section is presented in note 10.

3.    INVESTMENTS

	September 30, 2002 $000	December 31, 2001 $000
Shares of public companies, at cost	2,664	333
Amount receivable from the purchaser of the El Pachon project of $2,000,000 discounted at 6.125%	1,673	1,601

	4,337	1,934

        The fair market value of the publicly-traded companies is $7,574,000 based on the last quoted market price on September 30, 2002 ($1,048,000 at December 31, 2001).

4.    LONG-TERM DEBT

        The long-term debt position is summarized as follows:

	September 30, 2002 $000	December 31, 2001 $000
2001 Credit facility
Term loan	22,440	42,994
Revolving loan	—	7,275

	22,440	50,269
Balance of purchase price	2,625	—
Obligations under capital lease	698	808

	25,763	51,077
Current portion	6,947	5,147

Long-term portion	18,816	45,930

2001 Credit Facility

        The interest rate on the 2001 credit facility is based on LIBOR + margin. The margin ranges from 2% to 3% and is calculated based upon the ratio of the net present value of projected cash flows during the loan life to the net debt outstanding. The interest rate at September 30, 2002 was 3.87% and 4.99% at December 31, 2001.

        Under the terms of the 2001 credit facility, the Company is required to maintain a mandatory hedging program. Prior to June 12, 2002, the Company was required to maintain sufficient hedges to cover a minimum of 70% of its estimated net future gold production during the loan life at a minimum hedged gold price of $290 per ounce. Effective June 12, 2002, the amount of physical hedges required was reduced to a minimum of 35% of its estimated net future gold production during the loan life.

        The Company has $10,000,000 available under its revolving loan facility until December 31, 2005.

Balance of purchase price

        The balance of purchase price relates to the residual purchase price consideration payable to Golden Star Resources Ltd. for the acquisition of its 50% interest in the Rosebel Project. The debt is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V. purchased by Cambior from Golden Star. The amount due represents the discounted value of the three $1,000,000 instalments due no later than May 2004, May 2005 and May 2006 respectively.

Minimum reimbursements

        At September 30, 2002, the minimum reimbursements on the long-term debt for the coming years are as follows:

Year of repayment	Term loan $000	Obligations under capital leases $000	Balance of purchase price $000	Total $000
2002 (3 months)	—	37	—	37
2003	10,200	147	—	10,347
2004	12,240	147	918	13,305
2005	—	147	874	1,021
2006	—	147	833	980
2007	—	73	—	73

	22,440	698	2,625	25,763

5.    DEFERRED REVENUE

        On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sale agreement (the "agreement") with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries commencing July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue.

        The deliveries of gold under the prepaid gold forward agreement are scheduled as follows:

	Number of ounces	$000
2002 (3 months)	12,980	3,056
2003	51,919	12,222
2004	51,919	12,222
2005	51,919	12,222

	168,737	39,722
Current portion	51,919	12,222

Long-term portion	116,818	27,500

        As at September 30, 2002, the estimated mark-to-market value of the agreement is negative $11,833,000, which is not accounted for in the balance sheet.

6.    ISSUANCE OF COMMON SHARES AND WARRANTS

	Third Quarter ended September 30, 2002		Nine months ended September 30, 2002
	Number of common shares 000	Amount $000	Number of common shares 000	Amount $000
Securities offering	129	236	48,748	56,124
Exercise of warrants and options	—	—	1,111	649

Total issued	129	236	49,859	56,773
Common share purchase warrants		—		907

		236		57,680

        During the first quarter of 2002, Cambior completed a private placement for gross proceeds of $17,293,000 (Cdn $27,750,000). The financing included the sale of 21,346,154 special warrants at $0.81 (Cdn $1.30) per special warrants and each special warrant was exercised into one common share and one-half warrant. Each whole warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at $319,000, to purchase 1,067,308 units (each being comprised of one share and one-half warrant) at Cdn $1.30 each.

        On May 16, 2002, Cambior closed a public offering of 27,272,728 units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38,595,000 (Cdn $60,000,000). Each Unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant will be exercisable at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted to the underwriters compensation options, estimated at $588,000, without payment of additional consideration, exercisable to purchase up to an aggregate of 1,363,636 units (the "Underwriters' Units") at price of Cdn $2.20 per Underwriters' Unit. Each Underwriters' Unit consist of one common share and one-half of a Series B warrant.

        During the second quarter, some 1,110,731 additional common shares were issued following the exercise of warrants issued previously for total proceeds of $649,000 (Cdn $1,018,000).

        During the third quarter of 2002, some 129,455 common shares were issued following a private flow-through financing with employees and officers for total proceeds of $236,000 (Cdn $361,000). The proceeds were applied to exploration activities on Canadian projects.

        As at September 30, 2002, the maximum number of warrants exercisable is as follows:

Date of issue	Expiry date	Exercise price ($ per share)	Number issued (000)	Number outstanding (000)
January 12, 2001	December 31, 2005	Cdn $0.56	1,300	746
December 12, 2001	November 30, 2002	US $0.83	4,950	4,950
February 27, 2002	February 27, 2003	Cdn $1.30	1,067	560
February 28, 2002	February 27, 2003	Cdn $1.70	11,207	11,187
May 16, 2002	May 16, 2003	Cdn $2.20	1,364	1,364
May 16, 2002	November 24, 2003	Cdn $3.00	14,318	14,318

			34,206	33,125

7.    CONTRIBUTED SURPLUS

        At their annual general and special meeting held on May 7, 2002, the Company's shareholders adopted a resolution to apply amounts available from the contributed surplus account ($23,047,000) to reduce the Company's accumulated deficit.

8.    REVENUE PROTECTION PROGRAM

a)    Gold sales and deliveries

        The Company's gold sales and delivery commitments, with the financial counter-parties, as at September 30, 2002 are as follows:

		2002 (3 months)	2003	2004	2005	2006	2007	Total
FORWARDS
Quantity	(000 ozs)	77	306	255	155	130	56	979
Average price	($/oz)	317	293	309	317	326	350	311
PREPAID GOLD FORWARDS (Note 5)
Quantity	(000 ozs)	13	52	52	52	—	—	169
Average price	($/oz)	235	235	235	235	—	—	235
SPOT DEFERRED	(long)
Ounces (000 ozs)	(32)	—	—	—	—	—	(32)
Average price	($/oz)	305	—	—	—	—	—	305

MINIMUM DELIVERY OBLIGATIONS
Quantity	(000 ozs)	58	358	307	207	130	56	1,116
Average price	($/oz)	305	285	296	296	326	350	299
CALL OPTIONS SOLD(1)
Quantity	(000 ozs)	76	10	104	—	—	—	190
Average price	($/oz)	300	300	301	—	—	—	300

TOTAL DELIVERY COMMITMENTS
Quantity	(000 ozs)	134	368	411	207	130	56	1,306
Average price	($/oz)	302	285	297	296	326	350	299

(1)
The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(2)
Certain call options sold and forwards positions, totaling 591,750 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

(3)
At September 30, 2002, the estimated mark-to-market value of Cambior's gold sales and deliveries commitments calculated at a spot price of $324 per ounce ($319 per ounce at June 30, 2002 and $277 per ounce at December 31, 2001) is the following:

	September 30, 2002 $000	December 31, 2001 $000
Forwards and prepaid gold forward	(32,745)	(1,016)
Call options sold, Lease rate Swaps and Spot deferred (long) (accounted for in the balance sheet as fair value of non-hedge derivatives)	(4,533)	5,330

	(37,278)	4,314

        As part of the mandatory hedging program, Cambior can roll forward its contracts up to the final maturity date of the 2001 credit facility (December 2005) and is not subject to margin calls.

b)    Foreign exchange contracts

        The Company's Canadian dollar hedging commitments as at September 30, 2002 are as follows:

	2002 (3 months)	2003	2004	2005	2006	Total
Fixed Forwards
US dollars ($000)	13,000	55,455	45,422	28,039	6,000	147,916
Exchange rate	1.5717	1.5565	1.5732	1.5637	1.6344	1.5675

        The Company is committed, through foreign exchange contracts, to deliver US $147,916,000 at an average exchange rate of Cdn $1.5675. As at September 30, 2002, the fair value loss of the foreign exchange contracts was $4,411,000. This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars are treated as hedge instruments.

9.    COMMON SHARE PURCHASE OPTION

        At their Annual General and Special Meeting, the Shareholders approved an increase in the number of Common Shares issuable under the Stock Option Plan of 3,500,000 Common Shares for a new maximum of 9,000,000 Common Shares.

        In accordance with its Stock Option Plan, during the second quarter of 2002, the Company granted 1,385,000 options at an exercise price of Cdn $2.20 each to directors, officers and key employees.

10.  ACCOUNTING FOR COMPENSATION PLANS

        The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of 5 years, a semi-annual risk-free interest rate of 5.07% in 2002 (5.06% in 2001) and a volatility of 85% in 2002 (95% in 2001). A compensation charge is amortized over the vested period.

        Accordingly the Company's net earnings (loss) and basic and diluted net earnings (loss) per share would have been increased on a pro forma basis as follows:

	Third Quarter ended September 30,				Nine months ended September 30,
	2002		2001		2002		2001
	Actual	Pro forma	Actual	Pro forma	Actual	Pro forma	Actual	Pro forma
Net earnings (loss) ($000)	4,013	3,761	(8,495)	(8,803)	(9,509)	(10,072)	(20,305)	(21,185)
Basic net earnings (loss) per share ($)	0.03	0.02	(0.09)	(0.10)	(0.07)	(0.07)	(0.22)	(0.23)
Diluted net earnings (loss) per share ($)	0.02	0.02	(0.09)	(0.10)	(0.07)	(0.07)	(0.22)	(0.23)

        The weighted average fair value of options granted in 2002 was $1.00 ($0.25 in 2001).

11.  SEGMENTED INFORMATION

        The Company operates four gold mines: Omai, located in Guyana; Doyon, which includes the Mouska mine, and Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada.

	Omai $000	Doyon $000	Sleeping Giant $000	Niobec $000	Discontinued Operations $000	Corporate and others $000	Total $000
Third Quarter ended September 30, 2002
Revenues	28,714	15,772	1,909	5,360	—	876	52,631
Financial expenses	838	—	—	—	—	68	906
Depreciation, depletion and amortization	3,515	3,376	375	187	—	148	7,601
Divisional earnings (loss)	3,123	(437)	34	2,232	—	(1,683)	3,269
Capital expenditures	756	1,746	477	263	—	3,140	6,382

Third Quarter ended September 30, 2001
Revenues	27,239	14,642	2,198	4,297	—	58	48,434
Financial expenses	1,118	—	—	—	—	57	1,175
Depreciation, depletion and amortization	4,567	3,645	205	353	—	147	8,917
Divisional earnings (loss)	791	(416)	233	1,260	—	(2,080)	(212)
Capital expenditures	2,111	1,908	167	298	(12,652)	758	(7,410)

Nine months ended September 30, 2002
Revenues	75,543	49,925	7,224	17,102	—	1,055	150,849
Financial expenses	2,155	44	3	—	—	(135)	2,067
Depreciation, depletion and amortization	9,702	10,543	1,146	627	—	440	22,458
Divisional earnings (loss)	4,791	1,008	852	5,786	—	(6,839)	5,598
Capital expenditures	3,960	5,804	1,109	862	—	11,136	22,871
Property, plant and equipment	51,106	85,395	4,232	12,285	—	41,717	194,735
Divisional assets	67,314	89,282	4,841	19,560	—	85,900	266,897

Nine months ended September 30, 2001
Revenues	78,794	45,754	6,705	13,934	—	655	145,842
Financial expenses	4,057	(86)	—	—	—	669	4,640
Depreciation, depletion and amortization	14,046	11,372	1,063	1,087	—	460	28,028
Divisional earnings (loss)	(1,699)	(2,141)	455	2,631	—	(6,137)	(6,891)
Capital expenditures	7,267	5,747	798	755	(12,138)	452	2,881
Property, plant and equipment	64,891	92,776	4,381	11,888	—	30,392	204,328
Divisional assets	82,273	96,875	5,053	18,299	—	44,826	247,326

        Reconciliation of reportable operating divisional earnings (loss) to net earnings (loss) is as follows:

	Third Quarter ended September 30,		Nine months ended September 30,
	2002 $000	2001 $000	2002 $000	2001 $000
Divisional earnings (loss)	4,952	1,868	12,437	(754)
Corporate and others	(1,683)	(2,080)	(6,839)	(6,137)

	3,269	(212)	5,598	(6,891)
Non-hedge derivative gains (losses) and other	832	(8,182)	(14,798)	(13,219)
Income and mining taxes	(88)	(101)	(309)	(195)

Net earnings (loss)	4,013	(8,495)	(9,509)	(20,305)

12.  EARNINGS PER SHARE

        The following number of equity instruments was not included in the computation of diluted earnings per share, because to do so would have been anti-dilutive for the periods presented.

	September 30, 2002 Number of instruments (000)	September 30, 2001 Number of instruments (000)
Options	3,432	4,863
Warrants	26,869	6,300

	30,301	11,163

        Reconciliation of the diluted weighted average number of common shares outstanding for the third quarter of 2002 is as follows:

(000)
Basic weighted average number of common shares outstanding	154,738
Effect of dilutive stock option	2,229
Effect of dilutive warrants	6,256

Diluted weighted average number of common shares outstanding	163,223

13.  RECONCILIATION OF EARNINGS (LOSS) BEFORE NON-HEDGE DERIVATIVE LOSSES (GAINS) AND EBITDA TO GAAP NET EARNINGS (LOSS)

        Earnings before interest, taxes, depreciation and amortization and non-hedge derivative losses are summarized as follows:

	Third Quarter ended September 30,		Nine months ended September 30,
	2002 $000	2001 $000	2002 $000	2001 $000
Net earnings (loss) (GAAP)	4,013	(8,495)	(9,509)	(20,305)
Add:
Non-hedge derivative losses (gains) and other	(2,774)	8,182	12,856	13,219

Earnings (Loss) before non-hedge derivative losses (gains)	1,239	(313)	3,347	(7,086)
Depreciation, depletion and amortization	7,601	8,917	22,458	28,028
Amortization of deferred stripping costs	1,366	—	1,366	—
Financial expenses	906	1,175	2,067	4,640
Income and mining taxes	88	101	309	195

EBITDA	11,200	9,880	29,547	25,777

14.  RECONCILIATION OF ADJUSTED CASH FLOWS FROM OPERATING ACTIVITIES TO GAAP CASH FLOWS FROM OPERATING ACTIVITIES

	Third Quarter ended September 30,		Nine months ended September 30,
	2002 $000	2001 $000	2002 $000	2001 $000
Cash flows from operating activities (GAAP)	9,047	1,328	18,347	76,076

Adjustments:
Deferred revenue	—	—	—	(55,000)
Deferred revenue — Delivery of gold on the prepaid forward	3,056	3,055	9,167	3,055

	3,056	3,055	9,167	(51,945)

Adjusted cash flows from operating activities	12,103	4,383	27,514	24,131

15.  ADDITIONAL INFORMATION

        Foreign exchange rates were as follows:

Cdn $/US $	2002	2001
June 30 (Closing)	1.5162	1.5140
September 30 (Closing)	1.5872	1.5785
December 31 (Closing)	—	1.5928
First Quarter (Average)	1.5946	1.5280
Second Quarter (Average)	1.5549	1.5409
Third Quarter (Average)	1.5628	1.5453
Nine months (Average)	1.5705	1.5380

        The numbers of common shares outstanding at the following dates were:

September 30, 2002	154,763,000
June 30, 2002	154,634,000
March 31, 2002	126,250,000
December 31, 2001	104,904,000

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.
Date: November 1, 2001	By:	/s/ ANDRÉ LE BEL André Le Bel Senior Legal Counsel and Assistant Corporate Secretary

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